UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission file number 333-98397

LINGO MEDIA CORPORATION

(FORMERLY LINGO MEDIA INC.)

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4

(Address of principal executive offices)

Gali Bar-Ziv, President & CEO

Tel: (416) 927-7000 x33 Fax: (416) 927-1222 Email: investor@lingomedia.com

Lingo Media Corporation 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

In accordance with the Securities and Exchange Commission (“SEC”) Order Under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended on March 25, 2020 (SEC Release No. 34-88465) (the “SEC Order”), Lingo Media Inc. (“Lingo”) hereby provides notice that it intends to rely on the relief provided by the SEC Order to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

As a result of the COVID-19 pandemic, Lingo has adopted a range of measures intended to help mitigate the spread of COVID-19. These measures include, among others, restrictions on the movement and gathering of people, as well as restrictions and limitations on the ability of Lingo’s workforce to access our facilities. Such measures, including the limited access to Lingo’s facilities, have hampered the ability of Lingo to prepare its Annual Report. Due to the foregoing reasons, Lingo anticipates that it will not be able to file its Annual Report on a timely basis.

In reliance on the SEC Order, Lingo expects to file its Annual Report within 45 days of the original filing deadline, although it is endeavoring to complete the filing earlier (subject to our ability to carry out certain work remotely and our employees’ ability to access certain of our facilities).

Risk Factor

In light of the current COVID-19 pandemic, Lingo expects to include a risk factor related to the COVID-19 outbreak in its Annual Report similar to the following risk factor:

The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition.

Since December 2019, a novel strain of coronavirus (2019-nCov, referred to as COVID-19) has spread throughout the world. On March 11, 2020, COVID-19 was categorized as a pandemic by the World Health Organization. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Canada. Many countries around the world, including Canada, are suffering significant economic and social crises as a result of the ongoing COVID-19 pandemic and measures taken to contain or mitigate it, which have had dramatic adverse consequences on demand, operations, supply chains and financial markets. While the nature and scope of the consequences to date are difficult to evaluate precisely, and their future course is impossible to predict with confidence, these events may continue for a sustained period of time.

As of the date hereof, the Canadian Government has adopted certain measures intended to help mitigate the spread of COVID-19 in Canada. However, we cannot predict the range of future policies that may be enacted by the Canadian Government, or any other government, or the impact these policies will have on our business and operations. Despite these precautions, the COVID-19 pandemic, or any future pandemic or epidemic, has and may further impact the places where we operate or our workforce. In turn, this could significantly disrupt our operations and cause health restrictions to our workforce and, therefore, impact the operation of our facilities, including our platforms, refineries and terminals, among others. These conditions could adversely affect our business, results of operations and financial condition.

If the impact of the COVID-19 pandemic continues for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. Further, it could have accounting consequences, such as decreases in our revenues and inventories, foreign exchange losses, impairments of fixed assets, and affect our ability to operate effective internal control over financial reporting.

The extent to which COVID-19 or other health pandemics or epidemics may continue to impact Canada, the Canadian economy and the global economy and, in turn, our business, results of operations and financial condition is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to:

•	the duration, scope, and severity of the COVID-19 pandemic;

•	the impact of travel bans, work-from-home policies, or shelter-in-place orders;

•	staffing shortages;

•	general economic, financial, and industry conditions, particularly conditions relating to liquidity, financial performance, which may be amplified by the effects of COVID-19; and

•

the long-term effects of COVID-19 on the national and global economy, including on consumer confidence and spending, financial markets and the availability of credit for us, our suppliers and our customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By:	/s/ Gali Bar Ziv
Gali Bar-Ziv, President and CEO

Date: April 30, 2020

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19, commonly known as coronavirus, pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	significant developments in the global economy;

•	significant economic or political developments in Canada and the United States;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.